The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX:J26397 SWIFT Address:MTRBJPJT



October 15, 2003


03032767

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677



Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

**ANNOUNCEMENT REGARDING THE COMPLETION OF THE TRANSFER OF ASSET ADMINISTRATION BUSINESS FROM MITSUI ASSET TRUST AND BANKING CO., LTD. TO JAPAN TRUSTEE SERVICES BANK, LTD.**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.



Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

October 3, 2003

To whom it may concern:

Mitsui Trust Holdings, Inc.
Mitsui Asset Trust and Banking Company, Ltd.
Japan Trustee Services Bank, Ltd.

**Announcement Regarding the Completion of the Transfer of Asset Administration Business from Mitsui Asset Trust and Banking Co., Ltd. to Japan Trustee Services Bank, Ltd.**

As of September 29, 2003, Japan Trustee Services Bank, Ltd. ("JTSB", President: Ryoichi Matsuda) has completed the transfer of the trust administration business from Mitsui Asset Trust and Banking Company, Ltd. ("MATB", President: Tadashi Kawai), a subsidiary bank of Mitsui Trust Holdings, Inc. (total balance of transferred trust assets stands at 30 trillion yen).

After the completion of the capital contribution from Mitsui Trust Holdings, Inc. to JTSB on September 27, 2002, a transfer of assets was made for individually operated designated money trust ("*Shiteitan*") on January 6, 2003, and for the pension trust and specified money trust ("*Tokkin*"), etc. on July 22, 2003. As with the completion of the transfer of the securities investment trusts on September 29, the entire transfer of the asset administration business from MATB has been completed. As a result, JTSB's entrusted assets have reached 110 trillion yen, further expanding its top-tier asset base.

With the completion of the transfer of its participating banks' assets (Resona Group, Sumitomo Trust & Banking, and Mitsui Trust Financial Group) as the starting point, JTSB will integrate the management resources as well as long-established expertise of the three parent banks to provide high-quality customer services. It will also aim to achieve effective business operations by taking advantage of its economy of scale. As a pioneer of specialized bank in asset administration, JTSB will make every effort to meet the expectations of its customers and earn their trust, while endeavoring to establish an asset administration platform distinctive to Japan.

**[For inquiries concerning this matter]**

Public Relations Group,
Planning and Coordination Department
Mr. Fujio
Mitsui Trust Holdings, Inc.
Phone: 81-3-5232-8827

Planning Department
Mr.Takeuchi, Mr.Ishi
Japan Trustee Services Bank, Ltd.
Phone:81-3-6220-2071